MassMutual Ascend

MM ASCEND LIFE INVESTOR SERVICES, LLC

Financial Statements

Year ended December 31, 2022
with Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-47309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MM Ascend Life Investor Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

191 Rosa Parks
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Nerone	513-361-9525	pnerone@mmascend.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

312 Walnut Street	Suite 3400	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Peter Nerone, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MM Ascend Life Investor Services LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KELLY BULLER
Notary Public, State of Ohio
My Commission Expires 10-14-2023

NOTARIAL SEAL STATE OF OHIO

Signature: ______________________

Title: President/ CEO/ CCO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MM ASCEND LIFE INVESTOR SERVICES, LLC
Financial Statements and Supplemental Information
Year Ended December 31, 2022

Contents

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
MM Ascend Life Investor Services, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MM Ascend Life Investor Services, LLC (formerly Great American Advisors, LLC) (the Company) as of December 31, 2022, the related statements of operations, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Company's auditor since 2021.
Columbus, Ohio
February 23, 2023

MM ASCEND LIFE INVESTOR SERVICES, LLC
Statement of Financial Condition
As of December 31, 2022

ASSETS		
Cash	$	793,469
Investments held under deferred compensation plan, at fair value (cost $223,259)		209,585
Commission receivable from affiliate		102,058
Current federal income tax receivable from affiliate		227,375
Deferred federal income tax asset, net		61,324
Management fee income receivable		63,000
Prepaid expenses and other assets		59,976
Total assets	$	1,516,787
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Deferred compensation plan liabilities	$	209,585
Commission payable		102,058
Fees payable to solicitor firms		37,000
Accrued expenses and other liabilities to affiliate		165,362
Total liabilities		514,005
Equity:		
Member's equity		1,000
Additional paid-in capital		6,030,285
Retained deficit		(5,028,503)
Total equity		1,002,782
Total liabilities and equity	$	1,516,787

The accompanying notes are an integral part of the financial statements.

MM ASCEND LIFE INVESTOR SERVICES, LLC
Statement of Operations
Year Ended December 31, 2022

REVENUES	
Commission income	$ 73,177,560
Management fee income	303,072
Interest and dividend income	8,976
Net realized losses on investment securities	(61,517)
Total revenues	73,428,091
EXPENSES	
Commission expense	73,177,560
Fees paid to solicitor firms	168,573
Salary and benefits expense	464,438
Deferred compensation expense - net realized gains, interest and dividend income	43,784
Deferred compensation expense - net change in fair value of investment securities	(97,166)
General and administrative expenses	542,563
Total expenses	74,299,752
Loss before income tax benefit	(871,661)
Income tax benefit (expense):	
Current	216,633
Deferred	(33,584)
Total income tax benefit	183,049
Net loss	$ (688,612)

The accompanying notes are an integral part of the financial statements.

MM ASCEND LIFE INVESTOR SERVICES, LLC
Statement of Changes in Equity
Year Ended December 31, 2022

MEMBER'S EQUITY	
Balance at beginning and end of year	$ 1,000
ADDITIONAL PAID-IN CAPITAL	
Balance at beginning of year	$ 5,230,285
Capital contribution from parent company	800,000
Balance at the end of year	$ 6,030,285
RETAINED DEFICIT	
Balance at beginning of year	$ (4,339,891)
Net loss	(688,612)
Balance at end of year	$ (5,028,503)
TOTAL EQUITY, AT END OF YEAR	$ 1,002,782

The accompanying notes are an integral part of the financial statements.

MM ASCEND LIFE INVESTOR SERVICES, LLC
Statement of Cash Flows
Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(688,612)
Adjustments to reconcile net loss to net cash used in operating activities:	
Net realized gains on investment securities	61,517
Change in deferred compensation plan liabilities	(53,382)
Deferred compensation distributions	(131,690)
Provision for deferred income taxes	33,584
Changes in operating assets and liabilities:	
Management fee income receivable	33,000
Commission receivable from affiliate	103,780
Prepaid expenses and other assets	62,275
Fees payable to solicitor firms	(19,000)
Commission payable	(103,780)
Accrued expenses and other liabilities to affiliate	(84,789)
Current federal income tax receivable from affiliate	(121,827)
Net cash used in operating activities	(908,924)
CASH FLOWS FROM INVESTING ACTIVITIES	
Sales of investments	168,181
Purchases of investments	(44,626)
Net cash provided by investing activities	123,555
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution from parent company	800,000
Net cash provided by financing activities	800,000
NET INCREASE IN CASH	14,631
Cash at beginning of year	778,838
Cash at end of year	$ 793,469

The accompanying notes are an integral part of the financial statements.

MM ASCEND LIFE INVESTOR SERVICES, LLC
Notes to the Financial Statements
As of and for the Year Ended December 31, 2022

A. Description of Company

MM Ascend Life Investor Services, LLC ("MMALIS" or the "Company") previously known as Great American Advisors, LLC, was created as an Ohio corporation on December 10, 1993 and converted to a limited liability company on June 24, 2021. MMALIS was initially capitalized in March 1994. The Company registered with the U.S. Securities and Exchange Commission ("SEC") as a broker/dealer and was admitted to the Financial Industry Regulatory Authority in July 1994. MMALIS became a member of the Securities Investor Protection Corporation in 1995. MMALIS engaged Pershing LLC to serve as its clearing broker/dealer on a fully disclosed basis from December 1995 through August 2010. MMALIS exited retail brokerage operations in August 2010.

As of May 28, 2021, MMALIS is a direct wholly-owned subsidiary of MassMutual Ascend Life Insurance Company ("MMA"), which is a wholly-owned subsidiary of Glidepath Holdings, Inc., a financial services holding company wholly-owned by Massachusetts Mutual Life Insurance Company. Prior to that date MMALIS was a direct wholly-owned subsidiary of Great American Financial Resources, Inc., a financial services holding company wholly-owned by American Financial Group, Inc.

The Company serves as Principal Underwriter and Distributor for the registered annuity contracts issued by MMA and its wholly-owned subsidiary Annuity Investors Life Insurance Company ("AILIC"). The Company is also registered as an investment advisor in Ohio and several other states serving institutional clients, such as employers that offer defined contribution retirement plans to their employees. The Company's management reviews all financial performance on an aggregate level and therefore reports all financial activity under one operating segment.

B. Significant Accounting Policies

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

MMA and its subsidiaries have an intercompany tax allocation agreement. Pursuant to the agreement, each company's tax expense is determined based upon its inclusion in the consolidated tax return of MMA and its subsidiaries. Estimated payments are made quarterly during the year. Following year-end, additional settlements are made on the original due date of the return and, when extended, at the time the return is filed. The method of allocation among the companies under the agreement is based upon separate return calculations with current credit for losses to the extent the losses provide a benefit in the consolidated return.

Deferred income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases and are measured using enacted tax rates. A valuation allowance is established to reduce total deferred tax assets to an amount that will more likely than not be realized. No valuation allowance was deemed necessary as a result of the intercompany tax allocation agreement.

B. Significant Accounting Policies – Continued

The Company recognizes the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained under examination by the appropriate taxing authority. Interest and penalties, if any, on the Company's reserve for uncertain tax positions are recognized as a component of tax expense on the Statement of Operations. The Company has reviewed its tax positions taken on federal income tax returns for all open tax years (tax years ended December 31, 2021 through 2022) and has determined that no provisions for uncertain tax positions is required in the Company's financial statements.

Cash includes demand deposits with financial institutions.

The Company sponsored a deferred compensation plan for certain past registered representatives. The Company purchased mutual funds and money market funds as directed by the plan participants to fund its related obligations. Such securities are held in a custodial account for the participants and are recorded in the Statement of Financial Condition at fair value. These securities are the property of the Company; however, the investment risk related to these securities is borne by the participants. Changes in the Company's associated liability include distributions to participants, interest income, realized gains or losses and changes in fair value. Realized gains or losses on securities are determined on a specific identification basis.

The Company's Commission receivable from affiliate, Management fee income receivable, and Commission advances (included in Prepaid expenses and other assets) represent one pool of financial assets. These receivables are short term in nature and carry minimal credit risk.

Commission income and commission expense are recorded on a trade-date basis as variable annuity product transactions occur. The performance obligation is satisfied on the trade date because this is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Revenue is recorded on a gross basis as the Company controls the obligation to perform those services and is deemed to be a principal in such arrangements.

Management fee income is received quarterly but is recognized as earned on a pro rata basis over the term of the contract. The performance obligation for providing the services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Management fee income represents variable consideration as it is calculated based on the customer's assets under management and is subject to factors outside of the Company's control, including investor behavior and activity and market volatility. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period which are distinct from the services provided in other periods. Fees paid to solicitor firms are paid quarterly and are recognized as incurred on a pro rata basis over the term of the contract.

The Company has a Funding and Expense Administration Agreement with MMA pertaining to its salary, benefit and other expenses. Pursuant to the agreement, expenses were paid by MMA and reimbursed by the Company.

C. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which includes minimum net capital requirements, limits on aggregate indebtedness, and limits on the amount of debt a broker/dealer may have as a percentage of its total capital.

Currently, the minimum net capital required is 6 2/3% of aggregate indebtedness or $100,000, whichever is greater. A broker/dealer must not allow its aggregate indebtedness to exceed 1,500% of its net capital. At December 31, 2022, the Company had defined net capital of $457,832 which was $357,832 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 112%.

D. Transactions with Affiliates and Other Related Parties

The Company serves as the sole underwriter for variable-indexed annuities sold by MMA and variable annuity contracts sold by AILIC. Commissions received in 2022 from MMA and AILIC for their sales were $71,068,762 and $2,108,798, respectively. The Company paid 100% of AILIC commissions and 99% of MMA commissions to other broker/dealers as commissions. The remaining 1% of MMA commissions were paid to registered representatives of MMALIS.

Pursuant to the Funding and Expense Administration Agreements, the Company was allocated $703,454 and these charges are included in Salary and benefits expense and General and administrative expenses.

MMA has committed to continue to fund normal business operations of the Company to the extent necessary for the Company to continue as a going concern and to remain in compliance with regulatory capital requirements.

E. Income Taxes

For its calculation of income taxes, the Company uses the statutory rate of 21%. The Company's effective tax rate is 21%. The net tax refund paid to MMA amounted to $94,806 in 2022. The current tax receivable of $227,375 is due from MMA as of December 31, 2022 and represents current tax benefit in excess of tax refunds received in 2022.

MMALIS's 2021-2022 tax years remain subject to examination by the Internal Revenue Service.

E. Income Taxes – Continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are reflected without reduction for a valuation allowance. The tax effects of temporary differences that give rise to significant portions of the Deferred Tax Assets and Deferred Tax Liability are as follows:

	December 31, 2022
Deferred tax assets:	
Deferred Compensation	$ 44,012
Other Expense Accruals	21,112
Investment Items	2,141
Total deferred tax asset	67,265
Deferred tax liability:	
Legal Fee Accruals	5,941
Total deferred tax liability	5,941
	$ 61,324

F. Employee Benefit Plans

MMALIS provides retirement benefits to qualified employees through the MMA 401(k) Retirement and Savings Plan, a defined contribution plan. MMA and its subsidiaries make all contributions to the retirement fund portion of the plan and match a percentage of employee contributions to the savings fund. Company contributions are expensed in the year for which they are declared.

The aggregate contributions to the plan for the year ended December 31, 2022 were $23,381 and are included in Salary and benefits expense.

G. Contingencies

The Company is involved in litigation from time to time, generally arising in the ordinary course of business. The outcome of such legal actions is inherently uncertain. None of these matters are expected to have a material adverse effect on the Company's results of operations or financial condition.

H. Fair Value Measurements

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The standards establish a hierarchy of valuation techniques based on whether the assumptions that market participants would use in pricing the asset or liability ("inputs") are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability. The Company did not have any nonrecurring fair value measurements of nonfinancial assets and liabilities in 2022.

Accounting standards for measuring fair value are based on inputs used in estimating fair value. The three levels of the hierarchy are as follows:

Level 1 – Quoted prices for identical assets or liabilities in active markets (markets in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis).

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar assets or liabilities in inactive markets (markets in which there are few transactions, the prices are not current, price quotations vary substantially over time or among market makers, or in which little information is released publicly); and valuations based on other significant inputs that are observable in active markets.

Level 3 – Valuations derived from valuation techniques generally consistent with those used to estimate fair values of Level 2 financial instruments in which one or more significant inputs are unobservable or when the market for a security exhibits significantly less liquidity relative to markets supporting Level 2 fair value measurements. The unobservable inputs may include management's own assumptions about the assumptions market participants would use based on the best information available at the valuation date.

The Company's financial instruments consist of institutional mutual funds held in the deferred compensation plan for which quoted market prices in active markets are available. Accordingly, these investments are classified as Level 1. With the exception of the Company's investments held under the deferred compensation plan, the Company did not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis as of December 31, 2022.

I. Subsequent Event

Management has evaluated the impact of subsequent events on the Company through the date the financial statements were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Supplemental Information

MM ASCEND LIFE INVESTOR SERVICES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2022

NET CAPITAL

Total stockholder's equity	$ 1,002,782
Less non-allowable assets:	
Commission receivable from affiliate	(102,058)
Current federal income tax receivable from affiliate	(227,375)
Deferred federal income tax asset, net	(61,324)
Management fee income receivable	(63,000)
Prepaid expenses and other assets	(59,976)
Haircuts on securities held	(31,217)
Net capital	$ 457,832

AGGREGATE INDEBTEDNESS

Deferred compensation plan liabilities, commission payable, fees payable to solicitor firms, accrued expenses and other liabilities to affiliate	$ 514,005
Total aggregate indebtedness	$ 514,005

REQUIRED NET CAPITAL

Required net capital (6 2/3% of aggregate indebtedness or $100,000; whichever is greater)	$ 100,000

EXCESS NET CAPITAL

Net capital	$ 457,832
Required net capital	100,000
Excess net capital *	$ 357,832

RATIO OF AGGREGATE INDEBTEDNESS TO CAPITAL

Aggregate indebtedness	$ 514,005
Net capital	$ 457,832
Ratio	112%

* There are no material differences between the preceding computation and the computation included in the most recent unaudited Part II of IIA of Form X-17a-5 as of December 31, 2022

The accompanying notes are an integral part of the financial statements.

MM ASCEND LIFE INVESTOR SERVICES, LLC
SCHEDULE II – STATEMENT REGARDING RULE 15c3-3
December 31, 2022

The Company claims an exemption from 17 C.F.R.240.15c3-3(k) under Rule 15c3-3, paragraph (k)(2)(i) “the exemption provisions” and met the exemption provisions throughout the most recent fiscal year January 1, 2022 to December 31, 2022 without exception. The Company also notes in its Exemption Report that its other business activities are consistent with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 in that they are limited to effecting securities transactions via subscriptions and principal trading for its own account and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Therefore, the following reports are not presented:

A) Computation or Determination of Reserve Requirement under Rule 15c3-3
B) Information relating to the Possession or Control Requirements under Rule 15c3-3
C) Computation of PAB Account reserve of broker dealers under Rule 15c3-3

MassMutualAscend.com
191 Rosa Parks Street
Cincinnati, OH 45202

About us

At MassMutual Ascend, we are committed to going above and beyond – so when it comes to our customers' financial futures, the impossible feels possible. As a leading provider of annuities, we see our products as more than just contracts. Our annuities are transparent and easier to understand, so our customers always know what to expect.

As a proud subsidiary of MassMutual with more than five decades of experience, we are proud to offer customers a level of strength and stability they can count on for years to come.

5992-ASC 1/23

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
MM Ascend Life Investor Services, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of MM Ascend Life Investor Services, LLC (formerly Great American Advisors, LLC) (the Company) for the year ended December 31, 2022.The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022.

Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

/s/KPMG LLP

Columbus, Ohio
February 23, 2023

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

To the Board of Directors
MM Ascend Life Investor Services, LLC:

We have reviewed management's statements, included in the accompanying MM Ascend Life Investor Services, LLC Exemption Report (the Exemption Report), in which MM Ascend Life Investor Services, LLC (formerly Great American Advisors, LLC) (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effecting securities via subscriptions and principal trading for its own account and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2022 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

/s/ KPMG LLP

Columbus, Ohio
February 23, 2023

MM Ascend Life Investor Services, LLC
Member FINRA and SIPC
A Registered Investment Advisor

191 Rosa Parks
Cincinnati, Ohio 45202

PO Box 5423, Cincinnati OH 45201-5423
Phone (513) 361-9525
Fax (513) 412-5109
http://MassMutualAscend.com/MMALIS

The Exemption Report

February 03, 2023

MM Ascend Life Investor Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company claims an exemption from 17 C.F.R.240.15c3-3(k) under Rule 15c3-3, paragraph (k)(2)(i) "the exemption provisions", and

(2) The Company met the exemption provisions throughout the most recent fiscal year January 1, 2022 through December 31, 2022 without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to effecting securities transactions via subscriptions and principal trading for its own account. The Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Peter Nerone, President and Chief Compliance Officer
MM Ascend Life Investor Services, LLC

Signature: ____________________ Date: 02/03/2023